Amended and Restated

Exhibit 99.2

Form 51-102F1

MANAGEMENT'S DISCUSSION & ANALYSIS

WESTBRIDGE ENERGY CORPORATION

(formerly Portrush Petroleum Corporation)

The following discussion and analysis of financial position and results of operations of Westbridge Energy Corporation (the “Company”) is amended and restated as of December 21, 2009 and should be read in conjunction with the audited financial statements and related notes of the Company for the period ended June 30, 2009 (the "Financial Statements").  In this discussion, unless the content otherwise dictates, a reference to the business and operations of the Company includes the business and operations of the Company’s wholly owned subsidiary. Additional information relating to the Company is available on SEDAR at www.sedar.com. Dollar amounts referred to herein are expressed in Canadian dollars unless otherwise stated.

Forward Looking Statements

Forward looking statements or information included in this Management Discussion & Analysis (“MD&A”) include statements with respect to:

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the Company’s current internal expectations, estimates, projections, assumptions and beliefs regarding the future market price of oil and gas and Canadian US exchange rates; and

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expectations regarding the Company’s ability to raise capital and add to reserves through the acquisition and development of current and additional oil and gas properties.

Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may differ significantly from the results discussed in these forward-looking statements.

Factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected include, among others:

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adverse changes in prices for oil and gas and in general economic conditions and risks associated with the oil and gas industry

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in general such as the uncertainty of reserve estimates, the uncertainty of estimates and projections relating to production, costs and expenses; and

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the operational risks in development, exploration and production.

In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements.

Description of the Business

Portrush Petroleum Corporation is a junior oil and natural gas exploration and production company. The Company holds a 10% working interest in the Mission River project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Mission River project, which was acquired in 2004, has placed twelve wells on production producing mostly gas with some oil. The Company also holds a 22.5% working interest in the Lenox project in Macomb County, SE Michigan which was acquired in June 2000. The project consists of two oil wells with excess gas being flared. The Company does not operate either project. In addition, the Company holds leases on a gas prospect (“Waubuno”) located in the Moore Township, Lambton County, Southwestern Ontario, Canada.

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Overall Performance

The Mission River project is the Company’s main source of revenue and revenues fluctuate from quarter to quarter based on production and oil and gas prices. As the Mission River project is primarily a gas project, the Company’s revenues are closely linked to the price of gas in the United States. Gas prices dropped significantly to below $4.00 (US$/mcf) during the period and the price of gas is expected to remain at these current levels for the next quarter and possibly the balance of 2009. Thus, there is a high risk that the Company’s revenue for 2009 will be materially reduced due to the adverse price of gas.

Production from the Mission River project increased during the last two quarters of 2008 due to the Company’s participation in a four well drilling program in 2008. However the Company did not participate in any new drilling in Mission River and the Company’s share of oil and gas revenue is expected to decline over the coming quarters until new wells or zones are completed. The Company does not expect the operator to complete any new zones in Mission River for the next quarter.

The Company’s share of oil production decreased by 37% over the same quarter last year from 775 barrels of oil (bbls) in 2008 to 484 bbl in 2009 and decreased by 34% from the previous quarter of 736 (bbls). The Company’s share of gas production increased slightly compared to the same quarter last year from 7,409 mcf in 2008 to 8,100 mcf in 2009 and decreased by 47% compared to the previous quarter of 15,427. Production from Mission River will continue to decrease from the high of the fourth quarter of 2008 for the balance of the current fiscal year.

The Company’s share of revenue from the sale of oil and natural gas (net of royalties) for the six month period ended June 30, 2009, (rounded) revenue was $192,000, compared to $228,000 for the same period in 2008 and for the quarter ended June 30, 2009 was 43% lower in 2009 than 2008 as the Company recorded (rounded) revenue of $84,000 compared with $147,000 in 2008.

Oil & Gas revenue and operating expenses fluctuate with changes in the exchange rate between the Canadian and US dollar as all revenue producing properties are located in the United States. A significant drop in the US dollar will also have a negative impact on revenue. During 2008, the rate of exchange varied from a low of 1.02 to a high of 1.30 US$ to CDN. At the end of the second quarter of 2009, the Exchange rate was 1.16. The Company does not expect a significant drop in the Exchange rate for the next quarter.

The Company’s share of revenue from the sale of oil and natural gas (net of royalties) less operating expenses was (rounded) $43,000 for the quarter compared to $92,000 in 2008. For the six month period ended June 30, 2009, it was (rounded) $105,000 compared to $139,000 for the same period in 2008. Operating expenses as a percentage of oil and gas revenue were 48% in the quarter, compared to 37% for the same quarter in 2008. For the six month period ended June 30, 2009, operating expenses as a percentage of oil and gas revenue were 45%, compared to 39% for the same period in 2008.

In order to pay its 10% share of the drilling costs of the 2008 four well drilling program in Mission River, the Company established a bank credit facility in the amount of US$450,000. The loan, with a term of 12 months, requires only interest to be paid monthly, the principal may be paid down at any time. As a result, current liabilities have increased resulting in a significant working capital deficiency. The Company expects to renew the credit facility on a yearly basis when it comes due but current cash flow is not sufficient to enable the Company to materially reduce the amount of the credit facility outstanding.

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Results of Operations

Revenue and Expense Summary

	Q1	Q2	Six months	Q2	Six months
	2009	2009	2009	2008	2008

Oil & Gas Revenue (net of royalties)	$107,592	$ 84,219	$191,811	$146,865	$228,502
Operating Expenses	45,633	40,829	86,462	55,192	89,126
Revenue after Operating Expenses	61,959	43,390	105,349	91,673	139,376

Depletion expense	33,924	41,117	75,041	41,022	66,088
General and Admin Expenses	70,831	57,019	127,850	122,073	197,600
Loss before other items	(42,796)	(54,746)	(97,542)	(71,422)	(124,312)
Other Items*	11,606	(3,991)	7,615	(695)	1,543
Income (Loss) for the period	(31,190)	(58,737)	(89,927)	(72,117)	(122,769)

* See the financial statements regarding foreign exchange losses and other adjustments.

Revenue: Revenue from the sale of oil and natural gas (net of royalties) from Mission River decreased from approximately $228,502 to $191,811.  The Company will not participate in any new wells to be drilled on the project in the coming year and production from the project is not expected to increase during the balance of the year. Production is expected to decline over the coming quarters until new wells or zones are completed. The Company does not expect the operator to complete any new zones in Mission River for the next two quarters. See the discussion regarding production, drilling and commodities prices below.

The Company’s share of revenue from the sale of oil and natural gas (net of royalties) less operating expenses was $40,829 for the quarter compared to $91,673 in 2008. For the six month period ended June 30, 2009, it was $105,349 compared to $139,376 for the same period in 2008. Operating expenses as a percentage of oil and gas revenue were 48% in the quarter, compared to 38% for the same quarter in 2008. For the nine month period ended September 30, 2009, operating expenses as a percentage of oil and gas revenue was 45%, compared to 39% for the same period in 2008. The Company expects operating expenses to increase as a percentage of revenue due to declining production volumes and prices.

Net Income (Loss): The loss for the quarter which includes a charge for depletion expense, a non-cash charge to operations based on an estimate of changes to oil and gas reserves was less in the quarter than a year ago due to reduced general and administrative expenses resulting form reduced corporate activity.  In 2009 the Company recorded a depletion expense of $75,041 compared with $66,088 in 2008.

Drilling: The Company did not participate in any drilling programs during the period. A completion decision has not been made on the Waubuno prospect and the Company will not proceed with the project unless it can joint venture the completion of the project at an anticipated cost of $300,000.

Production:  The Company’s share of oil production decreased by 37% over the same quarter last year from 775 barrels of oil (bbls) in 2008 to 484 bbl in 2009 and decreased by 34% from the previous quarter of 736 (bbls). The Company’s share of gas production increased slightly compared to the same quarter last year from 7,409 mcf in 2008 to 8,100 mcf in 2009 and decreased by 47% compared to the previous quarter of 15,427. See the the Production volume table under the Summary of Quarterly Results for a quarter by quarter analysis.

Expenses: Well operating expenses were $86,462 compared with $89,126 in the previous year and as a percentage of oil and gas revenue were 45% in 2009 and 39% in 2008. Operating expenses as a percentage of revenue have risen due to the decrease in the price of gas and the effect of economies of scale as production decreases. This percentage is expected to remain at current levels until production revenue increases.

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Currency Fluctuations: Oil and gas revenue and operating costs fluctuate with changes in the exchange rate between the Canadian and US dollar as all revenue producing properties are located in the United States. The Company converts its US revenues and expenses using an average of the monthly Bank of Canada rate exchange rates.

General & Administration Expenses: General and Administrative (“G&A”) expense adjusted for non cash items of stock based compensation expense (rounded) was $127,000 in 2009 compared to $159,000 in 2008. Included in General and administration expenses are interest expenses paid in fiscal 2009 of $16,571 compared to 15,520 relating to the bank loan outstanding. Included in Professional fees were audit and accounting fees of $7,295 and legal fees of $10,000 for 2009 compared to $9,755 and $28,058 for 2008.  The Company expects to maintain this reduced level of general and administrative expenses until the Company becomes more active.

There was no stock based compensation expense recorded in 2009. The stock based compensation expense in 2008 was $38,249. The inclusion of this expense is based on Canadian accounting policies that require the Company to include an “estimate of the grant date fair value” of stock options as a compensation expense.

The Company paid or accrued to the President of the Company management fees of $43,769 (US$6,000 per month); an amount that has not increased over the preceding two years. At the end of the quarter, the President of the Company had accrued but unpaid management fees and expenses of $53,732.

Bank Loan: The Company’s credit facility is in US$ and amount recorded in the financial statements will vary based on foreign currency adjustments and any payments made by the Company to reduce the principal of the loan. The loan bears interest at the Lender’s Commercial Prime Floating Rate plus one-half percent. The Company paid interest on the loan of $16,571 in 2009 and $15,520 in 2008. During the current period, the Company renewed the loan for another 12 month period ending August 15, 2010 on the same terms and conditions.

Commodity Prices

The price received by the Company for its share of oil and gas revenues fluctuates relative to the changes in the benchmark prices for oil and gas. The following are average benchmark prices:

2008	Q1	Q2	Q3	Q4
WTI Oil US$/bbl	97.90	123.98	117.98	58.73
NYMEX Gas US$/mmbtu	8.75	11.48	8.95	6.41
2009
WTI Oil US$/bbl	43.08	59.62
NYMEX Gas US$/mmbtu	4.48	3.81

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2007	Total Revenue	135,139	102,713	93,829	60,853
	Net loss	(73,191)	(91,248) (1)	(118,920) (2)	(1,062,245) (3)
	Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.02)

2008	Total Revenue	81,637	146,865	150,855	290,353
	Net Income (loss)	(50,652) (4)	(72,117) (5)	63,124	(350,279)
	Basic and diluted income (loss) per share	(0.01)	(0.01)	0.01	(0.01)

2009	Total Revenue	107,592	84,219
	Net loss	(31,190)	(58,737)
	Basic and diluted loss per share	(0.01)	(0.01)

Amended and Restated

During the quarter, the Company recorded stock based compensation expenses of (1) $12,636, (2) $25,703, (3) $8,332, (4) $9,980, (5) $28,269.

Production volume for each of the quarters was as follows:

2007	Q1	Q2	Q3	Q4	Total
Oil bbl	871	870	654	638	3,033
Gas mcf	11,822	8,315	6,783	4,067	30,987
2008
Oil bbl	601	775	680	927	2,983
Gas mcf	6,324	7,409	10,896	23,751	48,380
2009
Oil bbl	736	484
Gas mcf	15,427	8,100

Quarterly Variations: Four factors have contributed to quarterly variations: production volume and commodity prices that cause changes in Total Revenue, and the non cash expenses of stock based compensation and depletion expense that affect Net Income or Loss.

The calculation of depletion expense is based on changes in oil & gas reserves which are only calculated once a year at year end. It has been the Company’s practice to include any adjustment to the depletion expense estimate in the fourth quarter financial statement which results in a distortion of expenses when compared to other quarters. This accounts for the significant increase in depletion expense in the fourth quarter of 2007 and 2008. Depletion expense of $40,829 was recorded in the 2nd quarter in 2009 and $55,192 during the same period in 2008.

Stock based compensation is recorded in the quarter in which the grant of stock options has taken place and the inclusion of this expense in the calculation of Net Income or Loss results in an increase in general and administrative expense in the quarter incurred. In 2008, the amount recorded was $28,269 compared to $Nil in 2009. See the notes to the summary of quarterly results for additional details.

Commodity prices for oil and gas are subject to monthly changes which influence quarter revenue. See the discussion of Commodity Prices above that sets out the average quarterly bench prices. Income received from the operator for gas and oil sales follows the same trends as benchmark commodity prices for oil and gas.

Liquidity and Capital Resources

The Company’s working capital deficiency is primarily due to the credit facility established with its US bank to fund the four well drilling program in Mission River. This loan of US$450,000 matures on August 15, 2009. The bank has advised the Company that it will renew the loan for another 12 month period on the same terms and conditions. The loan is secured by the Company’s interests in the Mission River property in Texas, USA. The loan only requires the monthly payment of interest charges. Reduction of the loan amount will depend upon the Company raising additional financing as cash flow from operations after the payment of general and administrative expenses is unlikely to be sufficient to be used to reduce the amount of the loan outstanding. The Company cannot undertake any additional projects without additional financing or joint ventures.

The Company is currently reviewing all of its holdings with a view to selling or farming out current projects. In the event that the credit facility is not extended, it will be necessary for the Company to sell one or more of its projects and the Company will not be able to undertake by itself the exploration and development of any additional projects. The payment of property payments and the development of the property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing and public financing. There is no assurance that the Company will be successful

Amended and Restated

in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

The Company’s accounting policy is to record its resource properties at cost. Exploration and development expenditures relating to oil and gas properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Related Party Transactions

The Company paid or accrued management fees of $43,769 (US$6,000 per month) to a director, Martin Cotter for his services as the President of the Company. In 2008, the Company paid or accrued management fees of $36,455. Included in accounts payable is an amount due to Martin Cotter of $53,732. Mr. Cotter is engaged by the Company on a month to month basis and there are is compensatory plan or arrangement with respect to his the resignation, retirement or termination of employment.

Outstanding Share Data

The following table summarizes the outstanding share capital as at the effective date of this Management Discussion and Analysis:

Common shares	45,614,530

Stock options	2,750,000

Warrants	6,233,500

(See Note 7 of the financial statements for additional detail)

Recent Accounting Pronouncements

Goodwill and Intangible Assets

The CICA issued a new accounting standard, Section 3064 “Goodwill and Intangible Assets” which will replace the existing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2009. The adoption of this standard does not have a material impact on the Company’s consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In February 2008, the AcSB confirmed that the mandatory change over from existing Canadian GAAP to IFRS is to take effect for financial years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company is reviewing the new standards in order

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to determine the extent of the changes required by the transition on its business practices, systems and internal controls over financial reporting. A detailed analysis of the difference between IFRS and the Company’s accounting policies as well as an assessment of the impact of various alternatives is underway. Changes in accounting policies are likely and may materially impact the Company’s financial statements. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Mining Exploration Costs

On March 27, 2009, the CICA approved EIC-174 “Mining Exploration Costs.” This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

This standard became effective for the Company beginning on April 1, 2009 and does not have a material impact on the Company’s consolidated financial statements.

Risks

Exploration Risks

Oil and gas exploration and development involves significant risks. Few wells which are drilled are developed into commercially producing fields. Substantial expenditures may be required to establish reserves and no assurance can be given that commercial quantities or further reserves will be discovered or, if found, will be present in sufficient quantities to enable the Company to recover the costs incurred.  The Company’s estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions. There can be no assurance that actual exploration cost will not exceed projected cost.

Volatility of Oil and Gas Prices

The Company’s revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas.  The Company’s ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices.  Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Company.  These factors include economic conditions in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources.

Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Company’s carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value.  Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

Risks Relating to Financial Condition

Going concern assumption used by management highlights doubts on the Company’s ability to successfully continue

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The Company’s financial statements include a statement that the financial statements of the Company are prepared on a going concern basis, and therefore that certain reported carrying values are subject to the Company receiving the future continued support of its stockholders, obtaining additional financing and generating revenues to cover its operating costs.  The going concern assumption is only appropriate provided that additional financing continues to become available.

The Company’s History of Operating Losses is likely to continue leading to need for additional potentially unavailable financings and related problems

The Company has a history of losses: ($409,924), ($1,345,604), and ($435,117) in Fiscal Years 2008, 2007, 2006.  Despite recent capital infusions, the Company will require significant additional funding to meet its business objectives.  Capital may need to be available to help maintain and to expand work on the Company’s principal exploration/development property.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration/development efforts and/or lose control of its projects.  The Company has historically obtained the preponderance of its financing through the issuance of equity.  The Company has no current plans to obtain financing through means other than equity financing and/or loans.  Such losses and the resulting need for external financings could result in losses of investment value.

The Company’s Need for Additional Financing to Finish Property Exploration/Development could lead to the Company’s inability to finish proposed property exploitation and/or loss of properties

The Company is engaged in the business of exploiting oil/gas properties.  The Company believes it may have insufficient funds to undertake its planned operations and exploration projects during Fiscal 2009; additional financing will be required to continue exploration and to develop the oil/gas properties identified and to place new wells into commercial production.  The exploitation of the Company’s oil/gas properties is, therefore, dependent upon the Company’s ability to obtain financing through the sale of assets, debt financing, equity financing or other means.  Failure to obtain such financing may result in delay or indefinite postponement of work on the Company’s oil/gas properties, as well as the possible loss of such properties.  Such delays, and possible inability to proceed with planned operations could cause loss of investment value.

The Company competes with other oil/gas companies which have similar operations, and many such competitor companies have operations and financial resources and industry experience far greater than those of the Company.

Nevertheless, the market for the Company’s potential future production of oil/gas tends to be commodity-oriented rather than company-oriented.  If a well successfully reaches commercial production, the Company will still be subject to competition from much larger and financially stronger competitors and such competition may materially adversely affect the Company’s financial performance.

Currency risk

Cash held in foreign currencies other than the Canadian dollar is subject to currency risk.  The Company is exposed to currency risk by incurring revenues and expenditures in US dollars. The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Interest rate risk

Interest payable on the Company’s Bank Credit facility is based on a floating rate that is subject to change based on the bank’s prime commercial lending rate. There is a risk that this rate may increase over time with a resulting increase in bank interest charges on the outstanding balance of the loan payable.

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Subsequent Events

Subsequent to June 30, 2009, the bank advised the Company that it will renew the Company’s loan for another 12 month period ending August 15, 2010 on the same terms and conditions.

Subsequent to September 30, 2009, the Company negotiated the terms for the retirement of its outstanding bank loan through the sale of its 10% interest in the Mission River property which secures the loan. In addition, the directors have decided to proceed with the share consolidation approved by shareholders at the Company's Special Annual General meeting on the basis of ten old shares for one new share and the change of the name of the Company to Westbridge Energy Corporation.  The retirement of the bank loan will improve the Company’s balance sheet but result in further reductions in revenue as a result of the sale of the Mission River project. The Company continues to investigate new financing and investment opportunities and it is management’s opinion that the share reorganization will enable the Company to attract new investors.